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                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: C-Port Corporation
                                                   Commission File No. 001-07221

     On February 22, 2000, Motorola, Inc., a Delaware corporation, announced its proposed acquisition of C-Port Corporation, a Delaware corporation. The following is a transcript of an interview conducted by Susan Decker of Bloomberg of Larry Walker of C-Port and Daniel Artusi of Motorola on February 22, 2000:

                           BLOOMBERG NEWS INTERVIEW
                               February 22, 2000

SUSAN DECKER: Hello, and welcome to the Bloomberg Forum. I'm reporter Susan Decker. Our guests today are Daniel Artusi. He is Corporate Vice President and General Manager of Networking and Computing Systems Groups with Motorola and Larry Walker who is CEO of C-Port. Today Motorola announced that it is going to buy C-Port for about $420 million in stock. Gentlemen, welcome to Bloomberg.

LARRY WALKER & DANIEL ARTUSI: Hi, Susan.

SUSAN DECKER: Mr. Walker, if we could kind of start with you. What exactly does C-Port do?

LARRY WALKER: Well, if you think about the Internet, I think you realize pretty quickly that it is made up of a bunch of boxes, a bunch of systems that are built by what are called "communications" or "network communication OEM vendors." So think about companies like Cisco and Nortel and Lucent and companies like that. What C-Port does is that it builds chips and software that enables companies like that to bring their products and their features of their products to market much, much more quickly than they have in the past. In the past, they have typically brought those features to market in those boxes in the form of semiconductor chips that are called ASICs, which are custom-designed for each application. They are called ASICs because that is an acronym for Application Specific IC. Instead, what we set out to do at C-Port was to build something that we call a "network processor" that allows you to bring those features to market if you are a box vendor, if you are a system designer much, much more quickly because all you have to do instead of designing a whole new chip is to write some software that runs on that chip. So what we're about is to really make the Internet infrastructure improve in Internet time as opposed to in the relatively slow time that it has taken in the past.

SUSAN DECKER: Well, Mr. Artusi, you know we are all familiar, of course, with the Motorola cell phones, but semiconductors is an increasingly big business for Motorola, too, right?

DANIEL ARTUSI: Yes, correct.

SUSAN DECKER: Why specifically C-Port? What were you lacking or what were you looking for with them?

DANIEL ARTUSI: Well, we had a 10 year history in the communication processors market. We started doing communication processors when communication processors were not yet fashionable and we have been growing our business at a significant pace, and six months ago when I became the new General Manager of this group, I realized that in our portfolio we had a void and that was in the high end of the processing capability. So, we started searching for either an internal solution, developing it ourselves, or going to an acquisition or partnership. And obviously, in this fast-moving market, going the internal route and spending several years developing was not the right choice. So, we started looking into a potential acquisition, and after

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looking at several opportunities in the market place, Larry and I got together and not only have found a company with an incredible technology base but also very important strategy, a very talented management team and also a technology team. We also liked the programmability of how this was conceived, this product, and extensive use of C-language for programming. So, that made it a very attractive solution that matches very well with our own internal portfolio. So, in summary, we have a very strong portfolio today in communication processors. We have 300 customers, probably 4,000 different designs. These are individual different boxes or equipment where our devices are used and this gives us a very complementary match for our portfolio. So, this in the end is a win for our customers. We have excellent relationships with very large customers. Larry and his team have great technology, and we bring a global presence of sales all over the world. That is one of the key elements Larry and his team have been focusing very heavily on the U.S. market. And now we bring in our presence in Europe, and Japan and in Asia. So we can extend our presence there with this product.

SUSAN DECKER: So, C-Port didn't really have any overseas customers, but now you can bring their equipment, their software and hardware, to your customers and make it grow that much faster.

DANIEL ARTUSI: Correct, and we leverage an existing infrastructure instead of additional costs and additional effort it was going to take on the part of C-Port.

SUSAN DECKER: What is the importance or what is the advantage of a programmable network processor as opposed to just your regular old-fashioned, if you will, semiconductor chips.

LARRY WALKER: Well, the real advantage, Susan, is two-fold. One is that it allows you to get your products to market much more quickly. So the time-to-market is much better and the reason for that is, as you mentioned earlier, is just that you can do that by programming this programmable chip in the same way that you program or you put a program on the programmable microprocessor in your PC. So, this is writing code, writing software code in the C-language and making things extremely programmable so that the C-language works on the chip and providing all of the tools and all of the applications that are necessary to make that whole system work. Once you do that, as I say, if you are a customer of ours, you get your system to market much more quickly. The second thing, though, is equally important and that is what we call time-in-market. Once you build the system using this technology, as things change in the network world. So, as a for instance, as a security danger comes up as it did in the Internet last week at a number of very popular sites, you can come up with a new algorithm, come up with a new way of filtering, come up with a new way that is a barrier, almost like an anti-virus barrier against such attacks and you can write new code sitting in your factory and download it into one of the boxes that you have sold into the field. So, for instance, you might have sold to a service provider who is providing part of the Internet.

SUSAN DECKER: So, say for instance, I'm Yahoo which was one of the companies that got hit last week, and I see that somebody is trying to do this denial of service, then I can click program my chips to react to that.

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LARRY WALKER:  Either you can or your service provider can or an independent third-party software vendor could quickly call you up and offer the service of doing that. The fact that the hardware is programmable and the tools exist to allow easy programmability of that hardware is what makes that possible. And you might, as I say, do it yourself or have somebody else do it for you. But what it means is that you can do it in real time.

SUSAN DECKER: A lot of people would assume that you should be able to program this stuff now anyway. Right? But you can't.

LARRY WALKER:  That would be a bad assumption.

SUSAN DECKER: Well, what are some of the uses? Is it just for the Internet or do you see it in other types of industry, such as the cell phones and things like that?

DANIEL ARTUSI: Excellent question. It fits very well on the wireless network. As the wireless networks are moving more and more as IP base or Internet Protocol base. The base station will be connected to very large network processors and will require this type of processor to handle voids that have been digitized and packetized and moving across different networks. So this processor fits very, very well on the wireless infrastructure for either voice or such data over the air. This also complements very well our wireless infrastructure strategy where we are a significant player from a semiconductor standpoint.

SUSAN DECKER:  Well, . . .

LARRY WALKER: I'm sorry, Susan. I also wanted to say that we also see not only in the Internet what you might think of as wide area connections also local area connections where this technology makes a big difference. That is sort of an extension of the Internet into enterprises, but it is also another place that displays.

SUSAN DECKER: Well, let's kind of switch over to the dollars involved. Any idea how much revenue this could bring to Motorola? And, how it will affect its earnings in this year and the coming years?

DANIEL ARTUSI:  We prefer no comment on that one.

SUSAN DECKER: Well, I know that you had said that you're not expecting that, except for the customary charge, you are not expecting any impact on the . . . or any change of the earning guidance for this year.

DANIEL ARTUSI:  Correct, that is what we say in the release.

SUSAN DECKER: But anything in terms of like even a percentage gross in the coming years or anything like that?

DANIEL ARTUSI: We prefer not to comment on that. That is still part of our business plans.

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SUSAN DECKER:  Okay.  Well, what about C-Port's employees.  They have 90 employees up in Massachusetts.  They are staying there?

LARRY WALKER:  Yes.

SUSAN DECKER: What is going to happen to them or how are you going to kind of work into the whole Motorola family?

LARRY WALKER: Well, the way that Dan is structuring this with us is that we are going to be an operation in North Andover, Massachusetts that continues down the path that we have been successful so far with. There is no rationale that says that we want to break this team up or anything like that so we see ourselves doing that and establishing a very strong (inaudible), if you will, in the technology telecom order that Boston has come to represent along Routes 495 and 128 and we see ourselves being there for a very long time to come.

SUSAN DECKER: And you are going to also continue your agreement with IBM to manufacture the actual chips?

LARRY WALKER:  Yes, we don't see any reason why this has any bearing on that.
As I think you probably know, Motorola does manufacturing inside of chips and also does a lot of outsourcing. We've been very happy with our partnership with IBM and don't have any intention to change it.

SUSAN DECKER: Did you have any prior business connections between Motorola and C-Port? Were they one of your customers or is this kind of a new thing that came about.

DANIEL ARTUSI: No, Susan, we didn't have any prior connections with Larry's company. Like I said we start searching the market for what was a good technology management business set and that is how we came across and we got together and started the discussions.

SUSAN DECKER:  You said, "Hey we like you, we want to buy you."

DANIEL ARTUSI: I don't think it was that direct, but it started that way and Larry and I, we spent a lot of time together, so I am delighted to be with Larry with his partners. We are going to have a good time leading this product in the industry. It is very exciting and I am counting on Larry and his team to also bring a diversity of ideas onto my large group. To bring a fresh perspective on what the market wants and what is needed.

LARRY WALKER: We might be provincial up in North Andover, Massachusetts but we know our way to the airport, and Daniel has assured me that he wants us to get very involved with his customers in Europe, in Asia and in Japan as well as many more customers in North America that we simply haven't gotten to yet as a small start-up ourselves.

SUSAN DECKER:  Well, Mr. Artusi and Mr. Walker, thank you for speaking with us.

DANIEL ARTUSI:  Thank you very much for the opportunity.

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LARRY WALKER:  Thanks, Susan.

SUSAN DECKER:  This has been Susan Decker, Bloomberg News.

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Documents relevant to the acquisition:

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Business Risks:

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business and capitalize on the combined technologies and factors affecting the future evolution of the communications processor market and related technology.

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